FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2003

Commission File Number _____0-16174____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site www.tevapharm.com

Contact: Dan Suesskind
                    Chief Financial Officer
                    Teva Pharmaceutical Industries Ltd
                    (011) 972-2-589-2840

                    Bill Fletcher
                    President and CEO
                    Teva North America.
                    (215) 591-8800

FOR IMMEDIATE RELEASE

                    Dorit Meltzer
                    Director, Investor Relations
                    Teva Pharmaceutical Industries Ltd.
                    (011) 972-3-926-7554

TEVA TO APPEAL LOWER COURT RULING ON WEEKLY VERSION OF FOSAMAX®

Jerusalem, Israel, August 29, 2003 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. District Court in Wilmington, Delaware has issued an opinion following the completion of a trial on U.S. Patent No. 5,994,329, which covers a once-a-week method of administering alendronate sodium, a generic version of Merck & Co.'s Fosamax®. The court found the patent to be valid and that Teva's abbreviated new drug application for the product would infringe the patent.

Mr. Israel Makov, President and CEO of Teva commented: "We are, of course, disappointed by the court's decision just as we were last November, when the same judge ruled against us in the case related to the daily version of alendronate. Following a review of today's decision, we will request an expedited appeal."

Teva's appeal to the Federal Circuit on the decision handed down in November was heard on June 3, 2003 and the Company is awaiting a decision.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 30 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. Close to 90% of Teva's sales are in North America and Europe. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: ___/s/ Dan Suesskind_____
Name: Dan Suesskind
Title: Chief Financial Officer

Date September 2, 2003